Filed Pursuant to Rule 424(b)(3) and Rule 424(c)
Registration No. 333-203843

PROSPECTUS SUPPLEMENT NO. 15

(to Prospectus dated May 19, 2015)

589,510 Shares

Common Stock

This Prospectus Supplement No. 15 supplements the prospectus dated May 19, 2015 or the prospectus that forms a part of our Registration Statement on Form S-1 (Registration Statement No. 333-203843). This prospectus supplement is being filed to update, amend and supplement the information included or incorporated by reference in the prospectus with the information contained in our Current Report on Form 8-K filed with the Securities and Exchange Commission on January 28, 2016 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The prospectus and this prospectus supplement relate to the disposition from time to time by the selling stockholders identified in the prospectus, or their permitted transferees or other successors-in-interest, of an aggregate of 589,510 shares of our common stock, which are issuable upon the exercise of warrants to purchase our common stock. We are not selling any common stock under the prospectus and this prospectus supplement, and will not receive any of the proceeds from the sale of shares by the selling stockholders.

This prospectus supplement should be read in conjunction with the prospectus, which is to be delivered with this prospectus supplement. This prospectus supplement updates, amends and supplements the information included or incorporated by reference in the prospectus. If there is any inconsistency between the information in the prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our common stock is traded on the NASDAQ Capital Market under the symbol “CAPN.” The last reported sale price of our common stock on The NASDAQ Capital Market on January 27, 2016 was $1.51 per share.

Investing in our common stock involves a high degree of risk. You should review carefully the risks and uncertainties described under the heading “Risk Factors” beginning on page 8 of the prospectus, and under similar headings in any amendments or supplements to the prospectus, and “Part II — Item 1A — Risk Factors” in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2015.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is January 28, 2016

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (date of earliest event reported): January 26, 2016

CAPNIA, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-36593	77-0523891
(State or other jurisdiction of incorporation)	(Commission File No.)	(IRS Employer Identification Number)

1235 Radio Road, Suite 110

Redwood City, CA 94065

(Address of principal executive offices)

(650) 213-8444

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01	Entry into a Material Definitive Agreement.

On January 26, 2016, Capnia, Inc. (“Capnia” or the “Company”), signed an exclusive nationwide Transfer and Distribution Agreement (the “Distribution Agreement”) with Bemes, Inc. (“Bemes”) to market and distribute the CoSense® End-Tidal Carbon Monoxide (ETCO) Monitor and Precision Sampling Sets. The Distribution Agreement is effective as of January 26, 2016. Under the terms of the Distribution Agreement, Bemes will have the exclusive right for sales, marketing, distribution and field service activities for CoSense in the United States. Capnia’s lead commercial product, CoSense, is based on the Sensalyze™ Technology Platform. It is a portable, non-invasive device that rapidly and accurately measures carbon monoxide (CO) in exhaled breath. CoSense has 510(k) clearance for sale in the U.S. and has received CE Mark certification for sale in the European Union.

Item 8.01.	Other Events

On January 26, 2016, the Company issued a press release announcing that it had entered into a Distribution Agreement with Bemes, a leading medical equipment master distributor, to market and distribute CoSense End-Tidal Carbon Monoxide Monitor and Precision Sampling Sets.

Item 9.01.	Financial Statements and Exhibits.

10.1 Transfer and Distribution Agreement dated January 26, 2016

99.1 Press Release issued on January 26, 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CAPNIA, INC.

Date: January 28, 2016

	By:	/s/ David O’Toole
David O’Toole
Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

10.1	Transfer and Distribution Agreement: United States, by and between the Company and Bemes, signed January 26, 2016

99.1	Press release issued by the Company, dated January 26, 2016

Exhibit 10.1

Transfer and Distribution Agreement: United Sates of America Territory

This Distributor Agreement (“Agreement”), effective as of the 26th day of January, 2016 (the “Effective Date”), is entered into by and between Bemes Inc. with offices at 800 Sun Park Dr, Fenton, MO 63026 (“Distributor”) and Capnia, Inc. and its subsidiaries, NeoForce, Inc. and Capnia (UK) Limited (collectively “Capnia”).

BACKGROUND Capnia is currently engaged in the business of developing, manufacturing and marketing innovative medical devices used in monitoring end-tidal carbon monoxide (ETCO) and other metabolic substances, and other products for supporting respiratory therapy or neonatology health. The company may also develop and acquire additional diagnostics, devices, or therapeutics that may be additions to the product catalogue (see Exhibit A and Capnia’s current product catalogue(s)).

A. Distributor desires to distribute Capnia products in the Territory on the terms and conditions set forth below.

B. Capnia desires to appoint Distributor as the Exclusive Distributor of the Products where applicable in the Territory on the terms and conditions below.

1. DEFINITIONS Certain terms are defined in the text of this Agreement, the following terms have the following meanings (terms defined in the singular have a correlative meaning when used in the plural and vice versa):

1.1 “Customers” shall mean end-user customers for the Products solicited by Distributor within the Territory.

1.2 “Documentation” shall mean the end-user manuals, and related materials provided by Capnia hereunder to properly use or promote its Products.

1.3 “Product” or “Products” shall mean any Capnia products or accessories as listed on Exhibit A attached. Products may be changed by Capnia at its discretion from time to time during the term of this Agreement. Notwithstanding the foregoing, Capnia shall not materially change the Products without first providing forty-five 45 days’ notice to Distributor. Accessory products or services not categorized as a medical device (“Accessories”) are subject to the same mutual agreements or rights and obligations.

1.4 “Territory” shall mean those geographies listed in Exhibit B as exclusive territories. Non-exclusive territories may also be identified therein.

1.5 “Warranty” shall mean for each Product the warranty described in the attached terms and conditions of sale for each Product.

1.7 “Distributor” shall mean the party engaged in the distribution and sales of medical devices and/or therapeutic inventions in the Territory or related territories, and desires to establish and maintain rights to acquire Products for export and sales to physicians in hospitals and other appropriate distribution centers intended to reach hospitals and physicians within the Territory.

1.8 “Complaint” shall mean any written, electronic, or oral communication that alleges deficiencies or dissatisfaction related to the identity, quality, durability, reliability, safety, effectiveness, or performance of a device.

1.9 “Confidential Information” shall mean any proprietary information, technical data, trade secrets or know-how disclosed to Distributor by Capnia, including, but not limited to: the terms of this Agreement; Product Documentation; Capnia Software; data stored on products; Product pricing, sales terms and conditions, and as otherwise described in Section 17.1.

1.10 “Capital Goods Purchase” shall mean a Product that is placed in any Customer account as a durable capital good.

1.11 “Consumable Items” shall mean Product, Accessories or parts with an indicated expiration date or anticipated limited life based on usage.

1.12 “Capnia Trademarks” shall mean all trademarks, whether registered or not, owned by, controlled by or licensed to Capnia, including, without limitation the trademarks listed in Exhibit F. This also includes trademarks of Capnia subsidiaries and any Internet address or landing page that contains any form of a Capnia Trademark, whether established by Capnia, its distributor, or business associates of such distributor.

1.13 “Recalls” shall mean action taken to remove a product from the market. Recalls may be initiated voluntarily by Capnia or by a regulatory body request or order.

2. APPOINTMENT

2.1 Grant of Distribution Rights. Capnia hereby appoints Distributor, and Distributor hereby accepts the appointment, to exclusively purchase the Product and the Accessories and nonexclusively purchase any additional associated products from Capnia for resale and distribution in the Territory per the terms and conditions set forth herein, provided that Distributor shall not market Products or Accessories otherwise as set forth herein or elsewhere other than in the Territory, and Distributor shall refer to Capnia any inquiries and leads that Distributor may receive for the purchase of Products (or any other Capnia products) for delivery to or use outside of the Territory, provided, however, that Distributor shall have the right to appoint sub distributors for the distribution of Products in the Territory. Distributor shall be and shall remain responsible for the performance of each sub distributor under this Agreement and Distributor shall not sell or otherwise transfer Products to any sub distributor until such sub distributor is bound by a written agreement with Distributor

Distributor Agreement

Transfer and Distribution Agreement: United Sates of America Territory

containing terms and conditions that include provisions as materially protective of the Products and Capnia as this Agreement. Distributor shall provide Capnia with prompt written notice of each sub distributor. Distributor further agrees to terminate a sub distributor’s right to distribute Products promptly upon becoming aware that such sub distributor is distributing Products, directly or indirectly, in a manner that is not in accordance with the provisions of this Section 2. Distributor (and sub distributor) shall not distribute Products within any country within the Territory where such Products have not received all applicable Approvals as defined in Section 3.5 below

2.2 No Other Rights. Except as expressly provided herein, no right, title or interest is granted by Capnia to Distributor (or sub distributor). Capnia may distribute products other than the Product and Accessories in the Territory, either directly or indirectly, for any and all uses, and no right, title or interest is granted by Capnia to Distributor (or any sub distributor) relating to Products or Products other than the Products listed in Exhibit A.

2.3 No Conflicts. The parties agree that any efforts by Distributor to sell, license, or distribute other products that compete with any Capnia Product or Accessories (“Competing Products”) in the Territory constitutes a conflict of interest with respect to Distributor’s obligations to market and distribute the Products. Distributor represents, warrants and covenants that as of the Effective Date, it does not and will not represent any Competing Products during the term of this Agreement. Capnia determination as to whether any product constitutes a Competing Product shall be conclusive. In response to a written request by the Distributor, Capnia may, at its sole discretion, authorise in writing additions or corrections to the list of allowable Competing Products. Competing Products include but may not be limited to devices and/or consumables that measure, monitor or detect haemolysis or bilirubin by any means directly or indirectly.

2.4 Stock Options; (Bemes) will be granted an option to purchase 20,000 shares of Capnia’s common stock, with an exercise price equal to the fair market value of Capnia common stock per share on the date Capnia’s Board of Directors approves the option grant. The shares subject to the option will vest as to 50% of the shares subject to the signing of this Agreement and issuance of a purchase order for the initial stocking order which shall be on the form attached as Exhibit D. Thereafter 25% of the shares will vest with the on boarding of 16 customers by July 31, 2016, subject to Distributor providing services pursuant to this Agreement as of such date. On boarding shall be deemed to have occurred once a customer has taken title to a CoSense Monitor and is actively using and purchasing PSS consumables. Any unvested shares subject to the option shall vest on February 1, 2017, provided that Distributor is providing services pursuant to this Agreement as of such date.

Principals of the Bemes Distribution Network (See Exhibit I, which may be amended from time to time in accordance with the appointment of sub distributors in accordance with this Agreement) will each be granted options to purchase 5,000 shares of the Capnia’s common stock, with an exercise price equal to the fair market value of Capnia common stock per share on the date Capnia’s Board of Directors approves the option grant. Subject to the accelerated vesting provisions set forth herein, the shares subject to the option will vest as to 50% of the shares subject to the signing of this Agreement and issuance of a purchase order for the initial stocking order on the form attached as Exhibit D. Thereafter 25% of the options will vest with the on boarding of 16 customers by July 31, 2016, provided that such principals shall be providing services pursuant to this Agreement as of such date. On boarding being defined as a customer has taken title to a CoSense Monitor and is actively purchasing PSS consumables. Any unvested shares subject to the option shall vest on February 1, 2017, provided that principal is providing services pursuant to this Agreement as of such date.

3. OBLIGATIONS OF DISTRIBUTOR

3.1 Diligence. Distributor shall use its best efforts to responsibly promote the marketing and distribution of the Products in the Territory. Except as expressly set forth herein, Distributor shall be solely responsible for all costs and expenses related to the advertising, marketing, promotion, and distribution of the Products and Accessories and for performing its obligations hereunder.

3.2 Staffing. Distributor will dedicate sufficient, qualified staff to undertake its activities. Capnia will provide periodic feedback on the sufficiency and quality of Distributor staff supporting Capnia products. In the event that Capnia hires certain sales and marketing personnel to assist in the promotion of the Products in the Territory, Distributor agrees to communicate, cooperate, and coordinate activities with such personnel to help maximize their effectiveness in creating demand for the Products in the Territory.

3.3 Purchase Procedure. Purchase of all Products will not be limited to maximum quantities. It is the responsibility of Distributor to ensure stock levels are appropriate for the Territory market. All prices submitted by Capnia are exclusive of shipping. Stocking guidelines are set forth in Exhibit H.

3.4 Delivery. Products are sold to Distributor FOB Origin with freight prepaid and added to the invoice as a separate line item. Distributor shall be responsible for all costs associated with shipping, handling, insurance, etc. Distributor shall also bear all applicable taxes, duties and similar charges that may be assessed against the Products after delivery to the carrier at Capnia’s facilities. Notwithstanding the passage of title under this Section 3.4, Capnia retains and Distributor grants a purchase-money security interest in each of the Products, and in any proceeds from Distributor’s resale of the Products, until the full invoice amount for such Product has been paid in full to Capnia.

Distributor Agreement

Transfer and Distribution Agreement: United Sates of America Territory

3.5 Government Approvals. Capnia has obtained or will collaborate with the Distributor to obtain regulatory approval from the appropriate regulatory agency to permit Products to be sold within the Territory (“Approval” or “Approvals”). All Approvals are and shall remain the sole property of Capnia. Capnia reserves the right in its sole discretion to refrain from obtaining or maintaining any Approval.

3.5.1. Distributor on its part shall obtain and maintain during the term of this Agreement any and all licenses, permits and approvals required by it to be obtained and maintained in order to legally permit Distributor to fully carry out their duties hereunder.

3.5.2 Distributor on its part shall ensure that during the term of this Agreement certified translations of user documentation for the Products is provided to the user prior to clinical use of the device and with each device sold to the Customer.

3.6 Product Support. Distributor shall: a) Promote Products and solicit inquires and orders for Products. b) Diligently visit and communicate with customers and potential customers. c) Promptly respond to sales leads or referrals furnished by Capnia. d) Deliver and setup Products following the setup and training criteria provided by Capnia. e) Translate any marketing materials (If necessary) provided by Capnia into the Territory’s required language(s). f) Be responsible for developing, executing and funding usual and customary Customer communications for use in Territory and related territories. g) Be responsible for promoting Capnia products to hospitals, patients, reimbursement entities, physicians, and other health care professionals in Territory, including exhibiting at any relevant trade shows. h) Establish, update and maintain in the Territory and related territory, a relevant Language Physician portal website (“Website”). i) Provide Capnia with English language copies of all Website material prior to posting on the Distributor website for Capnia products, which materials shall require Capnia’s advance review and approval prior to posting. j) Include updates on past usage and expected future usage rates of Consumable Items. k) Maintain trained and competent personnel who are sufficiently knowledgeable with respect to the Products to answer Customer questions regarding the use and operation of Products. l) Be responsible for in-service training of Product end-users. m) Provide limited technical support and troubleshooting according to Distributor technical service requirements as agreed in writing with Capnia. In the event that the Product requires additional customer support, beyond expected troubleshooting of basic technical issues, such as advanced technical support or repair, Distributor will direct inquiries directly to Capnia.

3.6.1 Reports and Meetings. In performing its reporting obligations under this Agreement, Distributor shall deliver monthly detailed reports in the format specified by Capnia set forth in Exhibit C, and shall include the following information: price of product, date product sold, name of buyer, and contact information for person responsible for buying the product at the customer. The monthly reports shall be delivered within five (5) business days of the end of each calendar month.

3.6.2 Product Support Reports. Without limiting the foregoing and in addition to any other obligations set forth in Capnia’s then current support terms and conditions, Distributor also shall be responsible for (i) providing sufficient information to Capnia for Capnia to duplicate any reported error in the Products; (ii) incorporating updates into the Products promptly upon receipt thereof; (iii) responding to Customer requests concerning Product; (iv) reporting errors and any Customer complaint promptly in writing in accordance with US, EU or other applicable regulatory requirements, using the Capnia complaint form provided in Exhibit G; (v) establishing and maintaining records, and providing the same to Capnia when requested, pertaining to Capnia’s requirements under CE Regulations requirements, ISO standards, local regulations regarding medical devices, and other applicable regulatory and standards compliance regimes; (vi) providing reasonable cooperation to Capnia and fully participating in any procedures as may be required by Capnia for support of the Products; and (vii) maintaining a complete list of Customers for Products including Customer names and contact information, and specific sites where all Products are located in the Territory, in a Microsoft Excel format or other format mutually agreed by parties, and provide the same to Capnia as requested.

3.6.3 Complaints. The Distributor shall maintain accurate and detailed records of all Customer or user Complaints. Information included in the Product Complaint record shall at a minimum include date; name, title and address of complainant; product name and serial or lot number; description of the event; and if a potential adverse event any clinical impact. The Distributor shall inform Capnia in writing using the form provided in Exhibit G within 24 hours of receipt of any complaint.

3.6.4 Potential Adverse Events. The Distributor shall notify Capnia in writing (email to customercare@capnia.com) and shall use the form provided in Exhibit G, within 24 hours of receipt of any potentially reportable event that indicates a product may have or could cause an injury or death or serious deterioration of health. An “adverse event” (also, MDR/MDV/MDPR Reportable Event) shall mean any event that gives rise to, or has the potential to produce and/or contribute to, unexpected or unwanted effects involving the safety (including injury and/or death) of patients, users or other persons. Adverse events may arise due to shortcomings in the Product itself or its design, the instructions for use, servicing and maintenance, user practices, conditions of use and management procedures.

3.6.5 Notifications. Distributor shall promptly notify Capnia with any information regarding regulatory actions or correspondence in connection with the Products. This would include notice of inspections as relating to Capnia products.

3.6.6 Recalls. If Distributor becomes aware of any fact, condition, circumstance or event that may require a Recall, this must be communicated to Capnia immediately. In the event that any government or regulatory body requests a Recall or if Capnia determines a Recall is necessary, the parties shall cooperate to effect all appropriate remedial actions with respect to the Product Recall. Capnia shall be the primary contact with respect to any

Distributor Agreement

Transfer and Distribution Agreement: United Sates of America Territory

third party communications concerning the Recall and the Distributor shall refer all such inquiries to Capnia. Distributor may not initiate or conduct a Recall of any Product without prior written approval by Capnia. The Distributor shall cooperate fully with Capnia in administering any Recalls. Distributor is entitled to reimbursement for materials and reasonable out of pocket costs, such as postage or freight, in regards to notification or recalling products. Distributor will maintain a characterized quality system in its organization and in particular will ensure that Distributor will be able to proceed to recall specific Products if Capnia so instructs.

3.7 Insurance. During the term of this Agreement, Distributor shall obtain and keep in force product liability, general liability and property damage insurance against an insurable claim or claims, which might or could arise regarding the Products or Accessories. Such insurance will be in a coverage amount required by any customers Government Agencies or buying groups, with a minimum limit of liability for professional conduct, bodily injury and property damage of not less than USD $2,000,000 (Two Million US Dollars) and shall name Capnia as a joint insured or loss payee.

3.8 Inventory. In order to meet its sales and customer support and other obligations under this Agreement, Distributor shall create and maintain a sales inventory according to the stocking guidelines in Exhibit H, provided that:

1. Distributor Purchases, within thirty (30) days of this Agreement, forty-five (45) days’ supply of Product;

2. Distributor Purchases, from time to time as may be necessary, such additional inventory of one Capital Good Purchase for every ten (10) Capital Goods Purchase being actively used by Customer accounts. In addition, Consumable Items inventory shall be no less than sixty (60) days of expected Customer usage; and

3. Any third party logistics arrangements are paid for by the customer.

3.9 Regulatory Approval Support. In support of its regulatory and other obligations hereunder, Distributor shall ( i ) not, without Capnia’s express written permission, seek regulatory approval of any Competing Product, in the Territory; ( ii ) Appoint a regulatory liaison, knowledgeable about and skilled in regulatory matters within the Territory, to work with Capnia on regulatory matters; ( iii ) Upon request by Capnia, provide support for regulatory filings by Capnia in the Territory; ( iv ) Prior to execution of this agreement, provide a plan for eventual termination of the distribution agreement that includes transfer of any regulatory plan, clearances, or ongoing filing information to a qualified third party, with reasonable compensation specified for the time and expense of distributor effort in obtaining regulatory clearances for distributing in that Territory.

3.10 Shipments. In order to meet its shipping and other requirements under this Agreement, Distributor shall, at its own expense, (i) be responsible for obtaining all required export licenses and complying with all US export laws and regulations;

( ii) Be responsible for clearing Products through customs, paying duties, obtaining licenses and satisfying other legal requirements to import, market, and sell the Products in the Territory. Distributor warrants that it will comply in all respects with any export and re-export restrictions set forth in the export license for every Product shipped to Distributor. The parties expressly agree that upon termination and/or expiration of this Agreement, Distributor shall immediately transfer all Permits to Capnia (including naming Capnia as the permit holder) and provide Capnia with all necessary assistance and information to affect such transfer. Distributor shall keep Capnia informed with respect to such permit acquisitions and will confer with Capnia as to all such permits which Distributor may apply for under the terms of this Agreement.

3.11 Packaging. Distributor shall not repackage the Products, and shall only resell the Products in the same packaging as originally received from Capnia. In addition, except for the addition of information required by applicable law, Distributor shall not re-label Products supplied to Distributor by Capnia hereunder without the prior written consent of Capnia. However, individual Consumable Items may be given to customers for the purpose of evaluation on a patient or for demonstration purposes.

3.12. Capnia and its employees, agents and representatives shall be permitted to contact, interact with, and otherwise engage with, Customers in connection with the Products, Capnia’s ongoing business concerns and any matters reasonably related thereto, and Distributor shall assist Capnia with such interactions.

3.13 Assignment of Intellectual Property. Distributor agrees that all right, title, and interest in and to any copyrightable material, notes, records, drawings, designs, inventions, improvements, developments, discoveries, ideas and trade secrets conceived, discovered, authored, invented, developed or reduced to practice by Distributor, solely or in collaboration with others, during the term of this Agreement and arising out of, or in connection with, the Products, and any copyrights, patents, trade secrets, mask work rights or other intellectual property rights relating to the foregoing (collectively, “Inventions”), are the sole property of the Capnia. Distributor also agrees to promptly make full written disclosure to Capnia of any Inventions and to deliver and assign (or cause to be assigned) and hereby irrevocably assigns fully to the Capnia all right, title and interest in and to the Inventions. Distributor agrees to assist Capnia, or its designee, at Capnia’s expense, in every proper way to secure Capnia’s rights in Inventions in any and all countries, including the disclosure to Capnia of all pertinent information and data with respect thereto, the execution of all applications, specifications, oaths, assignments and all other instruments that Capnia may deem necessary in order to apply for, register, obtain, maintain, defend, and enforce such rights, and in order to deliver, assign and convey to Capnia, its successors, assigns and nominees the sole and exclusive right, title, and interest in and to all Inventions and testifying in a suit or other proceeding relating to such Inventions. Distributor further agrees that Distributor’s obligations under this Section 3.13 shall continue after the termination of this Agreement.

Distributor Agreement

Transfer and Distribution Agreement: United Sates of America Territory

Distributor shall require all Distributor’s employees, contractors, agents, representatives, and other third-parties performing services for or on behalf of Distributor under this Agreement to execute a confidential information and invention assignment agreement in a form reasonably acceptable to Capnia, containing invention assignment and confidential provisions substantially similar to those contained herein, and promptly provide a copy of each such executed agreement to Capnia. Distributor’s violation of this section will be considered a material breach under this Agreement.

The representations, warranties and obligations of Distributor under this Section 3 shall also apply to any sub distributor appointed pursuant to Section 2.1.

4. OBLIGATIONS OF CAPNIA

4.1 Information and Support. Capnia shall use reasonable efforts to provide to Distributor such back-up telephone or electronic-mail technical support available to Distributor. Such telephone support shall be provided to Distributor during Capnia’s standard business hours, or by appointment outside of Capnia’s normal business hours

4.2 Customer & Technical Service. Capnia will provide a Product User Manual (if applicable) and Instruction for Use in English and/or the language required for the geography, in printed form with each Product shipped to Customer. Capnia Technical Service and Customer Service contact information is provided in the user documentation. All technical support for the Product and customer support for warranty and repair will be provided to Distributor directly from Capnia. Distributor is responsible for providing training materials as appropriate to Customers in the Territory.

4.3 Marketing Materials. Capnia shall periodically provide Distributor with updates of Capnia’s standard English-language advertising and promotional materials and technical data related to Products, to the extent Capnia in its discretion makes such materials generally available to its distributors, provided that Distributor shall pay the freight costs applicable to shipping of any such items. Distributor shall not develop, produce or distribute any non-Capnia provided marketing materials for the Products without Capnia’s prior written permission. Distributor agrees to amend any such materials if and as requested by Capnia prior to any use thereof.

4.4 Training. As soon as mutually convenient at the inception of this Agreement, Distributor shall dispatch competent sales, marketing and technical employees to Capnia or to another mutually-agreeable location to be trained by Capnia Product sales, marketing personnel and appropriate technical personnel. Training necessitated by new Products or by Product updates shall be conducted as necessary according to mutual agreement terms. Distributor shall appoint a single point of contact for communication of all training programs and technical updates. Distributor shall be solely responsible for all expenses incurred by Distributor associated with such training, including travel, lodging, local transportation and meal costs.

4.5 Exclusivity. In meeting its obligations under this Agreement, Capnia will not sell, and will not allow any third party to sell Products in the Territory, except that Capnia may ( i ) sell directly to physicians in the Territory where it believes, in its sole discretion that such sales are necessary to meet obligations not provided by the distributor; ( ii ) sell or have a third party sell Products in the Territory after providing Distributor with a notice of termination; (iii) have a third party non-exclusively sell Products in the Territory where Capnia believes, in its sole discretion, that Distributor fails to meet its obligations under this Agreement (which shall include failure by Distributor to satisfy its obligations under this Agreement for any three month rolling period); or ( iv ) sell or have a third party sell Products in the Territory based on accounts with third parties and Customers that are in existence or in process as of the date hereof.

4.6 Return (RMA) Procedure. Distributor shall not return any Products to Capnia without its prior written authorization as described in Article 11.

5. PRICE/PRICE CHANGE

5.1 Price. The prices and fees to be paid by Distributor to Capnia for Products shall be as set forth in price purchase schedules issued by Capnia from time to time during the term of this Agreement (“Price”). The Prices of Products as of the Effective Date will be set forth in a Purchase Order derived from a Quote in the form attached hereto as Exhibit D, which shall be accepted by the parties in connection with the execution and delivery of this Agreement.

5.2 Price Changes Generally. Prices are subject to change by Capnia at any time in its sole discretion. However, price changes shall be effective after thirty (30) days written notice to Distributor, and Capnia shall reasonably accept orders at the earlier price received during such thirty (30) day period.

6. TAXES AND OTHER CHARGES.

Prices do not include any Country specific Governmental taxes or charges of any kind. All payments by Distributor shall be made free and clear of, and without reduction for, any withholding taxes. Distributor agrees to pay all taxes or other charges associated with the marketing, distribution and delivery of the Products ordered, including, but not limited to, sales, use, excise, value-added and similar taxes and all customs, duties or governmental impositions, but excluding taxes on Capnia’s net income. Any tax or duty Capnia may be required to collect or pay upon the marketing or delivery of the Products shall be paid by Distributor and such sums shall be due and payable to Capnia upon delivery of the Products to Distributor. Distributor shall provide Capnia with official receipts issued by the appropriate taxing authority or such other evidence as is reasonably requested by Capnia to establish that such taxes have been paid

Distributor Agreement

Transfer and Distribution Agreement: United Sates of America Territory

7. PAYMENT

Distributor shall pay Capnia net 30 days. If the account is newly established or becomes delinquent, Capnia reserves the right to require more secure terms such as an irrevocable Letter of Credit or payment in advance. Payment will be made in USD. A monthly interest rate of one and one-half percent (1.5%), or the maximum rate permitted by applicable laws, whichever is lower, shall be applied to all outstanding balances not paid within such thirty (30) day period. All payments shall be net of bank charges and exchange commission.

8. ORDERS

8.1 Orders and Acceptance. All orders for Products submitted by Distributor shall be placed by written purchase order and signed by Distributor’s authorised signatory at least thirty (30) days prior to the requested date of receipt of such Products. All Orders must, at a minimum, include the part numbers, Product description, quantity of Products ordered, the applicable Price, requested delivery date(s), any export/import information as well as such other information Capnia may reasonably request from time to time to enable Capnia to fill the order. Such orders constitute firm orders when received by Capnia. All orders for Products are subject to acceptance by Capnia in writing, and Capnia shall have no liability to Distributor with respect to purchase orders that are not accepted. No partial acceptance of a purchase order shall constitute the acceptance of an entire order, absent the written acceptance of such entire order.

9. SHIPMENT/RISK OF LOSS

Products delivered pursuant to the terms of this Agreement shall be suitably packed for shipment in Capnia’s shipping cartons, marked for shipment as specified on Distributor’s purchase order and loaded onto the appointed carrier, All sales are final.

10. ORDER CHANGES PRIOR TO SHIPMENT

Purchase orders for Products may be cancelled or rescheduled prior to shipment only with Capnia’s written approval, but in no event later than thirty (30) days prior to shipping of the Products. In the event that Distributor cancels or modifies an order within thirty (30) days prior to shipping, then Distributor shall be obligated to pay for the entire order unless Capnia approves otherwise, in Capnia’s sole discretion. In the event that Distributor modifies or cancels its order within eight (8) weeks of, but prior to thirty (30) days before the shipment date, then Distributor shall be subject to a thirty percent (30%) restocking fee. In addition, Capnia may suspend or cancel any order previously accepted in writing if Capnia determines, in Capnia’s sole discretion, that the order is unlikely to be paid for in accordance with the terms and conditions set forth in this Agreement and the order, provided that Capnia shall give Distributor prompt written notice of the suspension or cancellation and Capnia shall be under no further obligation to deliver Products under that order.

11. REJECTION

Distributor shall inspect all Products promptly upon receipt thereof and may reject any Product that is defective as a result of an act or omission by Capnia, provided that Distributor shall (i) within twenty (20) days after receipt of such alleged defective Product, notify Capnia of its rejection and reasons therefor, and request a Return Material Authorization (“RMA”) number, and (ii) within ten (10) days of receipt of the RMA number from Capnia, return such rejected Product to Capnia. Products not rejected within the foregoing time periods shall be deemed accepted. In the event that Capnia, at its sole and reasonable discretion, determines that the returned Product is defective and properly rejected, Capnia shall at its option repair or replace such defective Product, or accept return for credit of such defective Product. Capnia shall return to Distributor, freight prepaid, all repaired or replaced Products properly rejected by Distributor. In the event that any rejected Product is determined by Capnia to not be defective or to have been modified or subjected to unusual electrical or physical stress, misuse, abuse or unauthorised repair, Distributor shall be directly invoiced by Capnia for all costs and expenses related to the shipping, insurance, inspection, repair, if any, and return of such Product to and from Distributor. Except as provided in this Article 11, all Products delivered under this Agreement are nonreturnable.

12. METHOD OF SHIPMENT - RETURNED PRODUCT

Any Product returned to Capnia as authorised under this Agreement shall be shipped into the custody of the carrier and using the shipping method as specified by Capnia, to Capnia’s Head Office or such other location as Capnia may instruct Distributor, and shall be packed in its original packing material. Capnia may refuse to accept any Product not packed and shipped as herein provided. Capnia shall return to Distributor, freight prepaid, all repaired or replaced Products properly rejected by Distributor.

13. PRODUCT CHANGES

Capnia reserves the right from time to time in its sole discretion, without incurring any liability to Distributor with respect to any previously placed purchase order, to discontinue or to limit its production of any Product; to allocate, terminate or limit deliveries of any Product in time of shortage; to alter the design or construction of any Product; to add new and additional products to the “Products,” to change its sales and distribution policies, not inconsistent with the terms of this Agreement and not without first providing ninety (90) days’ notice to the Distributor. Capnia shall also have the right, in its sole and absolute discretion to announce new products to which the terms and conditions of this Agreement do not apply. The parties may mutually agree in writing to add such new products to this Agreement from time to time.

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14. FORECASTS

By the end of the first week of each quarter, Distributor shall provide Capnia with a good faith six (6) month rolling forecast (See Exhibit C) commencing with the next calendar quarter showing Distributor’s prospective requirements for the Products and anticipated purchase order submittal dates, including all sales and business prospects, in such format as specified by Capnia (“Forecast”). Forecasts shall commence on the first day of the quarter (July, October, January & April) following submission of the Forecast to Capnia. Distributor shall use commercially reasonable efforts to ensure that its Forecasts are as accurate as possible and its orders do not significantly deviate from the Forecasts. Forecasts are for Capnia’s planning purposes only and shall not constitute a binding obligation on the part of Capnia to supply Products in accordance with such Forecasts, nor shall Forecasts constitute firm purchase orders by Distributor.

15. LIMITED WARRANTY

15.1 Limited Warranty. Subject to the provisions of this Section 15, each Product is sold to Distributor subject to the limited warranty as stated in Exhibit E hereto. Capnia shall not be liable for misbranding with respect to any Product labeling or package insert text provided or used by Distributor or any translation thereof, and Capnia shall not be liable for any adulteration or failure to meet the Product specifications due to handling or packaging of the Products by Distributor, its employees or its agents.

15.2 DISCLAIMER OF WARRANTIES. EXCEPT AS EXPRESSLY PROVIDED IN SECTION 15.1 ABOVE, TO THE EXTENT PERMITTED UNDER APPLICABLE LAW, THE PRODUCTS ARE PROVIDED TO DISTRIBUTOR ON AN “AS IS” BASIS AND WITHOUT WARRANTY OF ANY KIND, AND CAPNIA MAKES NO WARRANTIES OR CONDITIONS, EXPRESS, STATUTORY, IMPLIED, OR OTHERWISE AND SPECIFICALLY DISCLAIMS THE IMPLIED WARRANTIES AND CONDITIONS OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE. Notwithstanding the foregoing, Capnia does not exclude liability to the extent that such liability may not be excluded or limited by law.

15.3 OEM Limitations. Except to the extent required by applicable law, Distributor shall not pass on to its customers a warranty of greater scope or protection than the warranty (including the limited remedy, exclusions, and limitation of liability) set forth in Section 15.1. Capnia is not liable for any warranty obligations beyond that specified in Exhibit E.

15.4 Product Returns. In order to return Product that fails to conform to the foregoing warranty set forth in this Section 15, Distributor shall (i) notify Capnia in writing that such Product failed to conform with the warranty set forth in this Section 15 and furnish a detailed explanation of any alleged nonconformity, as required by Capnia’s then-current policy; (ii) obtain a RMA

(Return Materials Authorization) number for the nonconforming Product from Capnia (if applicable); and (iii) within ten (10) days of receipt of the RMA number, return such Product to Capnia as specified by Capnia with the RMA number prominently attached, shipped into the custody of Capnia’s designee or to Capnia’s Head Office facility address first set forth above or such other location as Capnia may designate in writing in each case during the Warranty Period.

16. TERM AND TERMINATION

16.1 Term. This Agreement shall commence upon the Effective Date and continue in full force and effect until February 1, 2019, and shall terminate on that date unless earlier terminated in accordance with the provisions of this Agreement or unless extension of the Agreement is agreed to in writing by both parties. Capnia or Distributor may terminate this Agreement for any reason without cause with sixty (60) days written notice to the other Party.

16.2 Termination for Cause. Either party may terminate this Agreement effective upon written notice to the other party stating its intention to terminate in the event the other party breaches any of the provisions of this Agreement. Without limiting the foregoing, either party may terminate this Agreement effective upon written notice to the other party stating such party’s intention to terminate, if the other party:

(i) Ceases to function as a going concern or to conduct operations in the normal course of business or enters into any composition proceedings, or

(ii) has a petition filed by or against it under any bankruptcy or insolvency law, for example and not for limitation a Petition for Winding Up the party, which petition has not been dismissed or set aside within ten (10) days of its filing; or

(iii) is acquired by or merged into another corporation, or more than 25% of such party’s personnel charged with performing the duties specified by this Agreement on the effective date of this Agreement are no longer directly performing these duties; or

(iv) Fails to perform any of its obligations under this Agreement so as to be in default hereunder and in the case of any obligation in respect of which the default is capable of being cured fails to cure such default within thirty (30) days after written notice of such default.

16.3 Purchase Orders; No Waiver. Distributor shall be obligated for payment of Products for which purchase orders were accepted by Capnia prior to the effective date of termination. After any notice of termination has been delivered by either party hereunder, orders for Product not yet shipped by Capnia are subject to cancellation at Capnia’s sole option and, if not cancelled, unless otherwise agreed by Capnia, shall require prepayment by Distributor to Capnia. Capnia reserves the right to withhold shipment of Product after Distributor suffers an event in

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Section 16.2(ii), above. The acceptance of any purchase order from, or the sale or license of any Product, to distribute after the termination or expiration of this Agreement shall not be construed as a renewal or extension of this Agreement nor as a waiver of termination of this Agreement. Unless otherwise mutually agreed by the parties, Distributor shall have sixty (60) days following the expiration or termination of this Agreement to continue to distribute any Products in Distributor’s inventory. Capnia may also elect to repurchase unused (brand new) Products that have been purchased by Distributor within thirty (30) days of notification of termination or of expiration at the Price paid by Distributor, less a 20% restocking fee. Except as otherwise permitted in this Section16.3, all rights and licenses of Distributor hereunder shall automatically be terminated.

16.4 No Liability for Termination. Except as expressly required by law, in the event of termination of this Agreement by either party in accordance with any of the provisions of this Agreement, neither party shall be liable to the other because of such termination, including but not limited to compensation, reimbursement or damages on account of the loss of prospective profits or anticipated sales or goodwill, or on account of any expenditures, inventory, investments, leases or other commitments including hiring of personnel, in connection with the business of Capnia or Distributor. Distributor acknowledges that its profit margins derived on resale of Products pursuant to this Agreement have induced Distributor to enter into and perform this Agreement and that such profits constitute good, sufficient and valuable consideration for its duties and obligations hereunder. Termination shall not, however, relieve either party of obligations incurred prior to the termination, and nothing in this Section 16.4 shall relieve Distributor of any liability for willful misconduct, gross negligence, or breach of contract.

16.5 Return of Materials. All Products, trademarks, marks, trade names, patents, copyrights, domain names, web sites and social network sites, and any Customer information not yet provided to Capnia under Section 3, designs, drawings, formulas or other data, photographs, samples, literature, and sales and promotional aids of every kind shall remain the property of Capnia and be maintained in useful condition after termination date. Within thirty (30) days after the effective date of termination of this Agreement, Distributor shall at Capnia’s option destroy all tangible items bearing, containing, or contained in, any of the foregoing, in its possession or control and provide written certification of such destruction, or prepare such tangible items for shipment to Capnia or Capnia’s designee, as Capnia may direct, at Capnia’s expense. Distributor shall not make or retain any copies of any Confidential Information (as defined in Section 17 below), which may have been entrusted to it.

16.7 Termination Due to Government Act. Notwithstanding anything to the contrary, this Agreement terminates automatically, without requiring any further act of either party, on the day prior to the effective date of any legislation, act, decree, ordinance, judicial decision, judgment or other governmental act (“Government Act”) which would make illegal any action necessary for performance hereunder, or which would place any criminal or civil sanction on a party as a result of performing any action hereunder.

16.8 Survival. The provisions of Sections 1, 3.13, 2.2, 6, 7, 15, 16.3, 16.4, 16.5, 16.8, 17, 18, 19.2, 20, and 22 shall survive termination or expiration of this Agreement. All other provisions of this Agreement shall terminate.

17. CONFIDENTIALITY AND PROPRIETARY RIGHTS

17.1 Confidentiality. Distributor acknowledges that by reason of its relationship to Capnia hereunder it will have access to certain product, technical, marketing, financial, business or other proprietary information, including materials concerning Capnia’s business, plans, Customers, technology, and Products including software code contained in Products, which are confidential and of substantial value to Capnia, which value would be impaired if such information were disclosed to third parties (“Confidential Information”). Confidential Information shall include any information that would reasonably be considered to be confidential or proprietary due to the circumstances of disclosure or by the nature of the information itself. Without limiting the foregoing, the terms of this Agreement shall be considered Capnia’s Proprietary Information. For the term of this Agreement and for seven (7) years thereafter, Distributor agrees that it will not use in any way for its own account or the account of any third party, nor disclose to any third party, any Confidential Information revealed to it by Capnia or made available to Distributor as a result of having possession of Products. Distributor shall take every reasonable precaution to protect the confidentiality of Confidential Information. Upon request by Distributor, Capnia shall advise whether or not it considers any particular information or materials to be confidential. Distributor shall not publish any technical description of the Products beyond the description published by Capnia. Upon request of Capnia, Distributor shall cause its employees, agents and other representatives who may have access to Capnia’s Confidential Information, to sign agreements prohibiting the disclosure and use of the Confidential Information consistent with the terms of this Agreement. In the event of termination of this Agreement, there shall be no use or disclosure by Distributor of any Confidential Information of Capnia and Distributor shall not manufacture or have manufactured any devices, components or assemblies utilising any of Capnia’s confidential information. Distributor shall use reasonable efforts to protect Capnia’s confidential materials. Without limiting the foregoing, Distributor shall take at least those measures that it employs to protect its own confidential information of a similar nature and shall ensure that its employees who have access to Confidential Information of Capnia have signed a non-use and non-disclosure agreement in content at least as protective of Capnia and its Confidential Information as the provisions of this Agreement, prior to any disclosure of Capnia’s Confidential Information to such employees. Distributor shall reproduce Capnia’s proprietary rights notices on any such authorized copies in the same manner in which such notices were

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set forth in or on the original. Distributor shall promptly notify Capnia of any unauthorized use or disclosure, or suspected unauthorized use or disclosure, of Capnia’s Confidential Information of which Distributor becomes aware.

17.1.1 Limitations on Confidentiality. Notwithstanding the foregoing, Confidential Information shall not include information that: (i) was publicly known or made generally available without a duty of confidentiality prior to the time of disclosure by Capnia to Distributor as can be shown by contemporaneous written documentation; (ii) becomes publicly known or made generally available without a duty of confidentiality after disclosure by Capnia to Distributor through no action or inaction by Distributor; (iii) is in the rightful possession of Distributor without confidentiality obligations at the time of disclosure by Capnia as shown by Distributor’s then-contemporaneous written files and records kept in the ordinary course of business; or (iv) is obtained by Distributor from a third party without an accompanying duty of confidentiality without a breach of such third party’s obligations of confidentiality. In the event Distributor is legally compelled to disclose Confidential Information, Distributor shall provide notice as soon as is reasonably practicable to Capnia, if legally permissible; shall provide reasonable assistance to Capnia to obtain a protective order or otherwise prevent public disclosure of such Confidential Information; and shall furnish only that portion of the Confidential Information that is legally required to be disclosed.

17.2 Proprietary Rights. Distributor agrees that Capnia retains all of its right, title and interest in and to all MAA Approvals in the Territory and all patent rights, trademarks, trade names, inventions, copyrights, know-how and trade secrets relating to the Products or the product lines that include the Products, and the design, manufacture, operation or service of the Products. The use by Distributor of any of these property rights is authorised only for the purposes herein set forth and upon termination of this Agreement for any reason such authorisation will cease. Accordingly, Distributor shall not (i) modify any Product or documentation Capnia provides to Distributor without the prior written approval of Capnia or (ii) reverse engineer, decompile, or disassemble any Product, or encourage or assist any third party in doing so. Distributor shall not (and shall require that its Customers do not) remove, alter, cover or obfuscate any proprietary rights notices placed or embedded by Capnia on or in any Product. Distributor shall not apply to register any proprietary rights covered by the Products in its own name.

18. INDEMNIFICATION AGAINST PATENT, COPYRIGHT, TRADEMARK INFRINGEMENT AND PRODUCT LIABILITY

18.1 Indemnity. Distributor agrees that Capnia has the right to defend, or at its option to settle, and Capnia agrees, at its own expense, to defend or at its option to settle, any third party claim, suit or proceeding (collectively, “Action”) brought against Distributor alleging the Products infringe any patent, copyright or trademark in existence as of the Effective Date, subject to the limitations hereinafter set forth. Capnia will have sole control of any such Action or settlement negotiations, and Capnia agrees to pay, subject to the limitations hereinafter set forth, any final judgment entered against Distributor on such issue in any such Action defended by Capnia. Distributor agrees that Capnia will be relieved of the foregoing obligations unless Distributor notifies Capnia promptly in writing of such Action, gives Capnia authority to proceed as contemplated herein, and gives Capnia proper and full information and assistance to settle and/or defend any such Action. If it is adjudicatively determined, or if Capnia believes, that the Products, or any part thereof, infringe any patent, copyright or trademark, or if the sale or use of the Products, or any part thereof, is, as a result, enjoined, then Capnia may, at its election, option, and expense: (i) procure for Distributor the right under such patent, copyright or trademark to sell or use, as appropriate, the Products or such part thereof; or (ii) replace the Products, or part thereof, with other non-infringing suitable Products or parts; or (iii) suitably modify the Products or part thereof; or (iv) remove the Products, or part thereof, terminate distribution or sale thereof and refund the payments paid by Distributor for such Products less a reasonable amount for use and damage. Capnia will not be liable for any costs or expenses incurred without its prior written authorisation, or for any installation costs of any replaced Products.

18.1.1 Limitations. Notwithstanding the provisions of Section 18.1, Capnia has no liability to Distributor for (i) any infringement of patent or copyright claims alleging infringement by completed equipment or any assembly, combination, method or process in which any of the Products may be used but not covering the Products standing alone; (ii) any trademark infringements involving any marking or branding not applied by or requested by Capnia, or involving any marking or branding applied by Capnia at the request of Distributor; or (iii) the modification of the Products, or any part thereof, unless such modification was made by Capnia, where such infringement would not have occurred but for such modifications.

18.1.2 Disclaimer. CAPNIA’S LIABILITY ARISING OUT OF OR RELATING TO SECTIONS 18.1 and 18.1.1 SHALL NOT EXCEED THE AGGREGATE AMOUNTS PAID BY DISTRIBUTOR TO CAPNIA FOR THE ALLEGEDLY INFRINGING PRODUCTS THAT ARE THE SUBJECT OF THE INFRINGEMENT CLAIM. THE FOREGOING PROVISIONS OF THIS SECTION 18 STATES THE ENTIRE LIABILITY AND OBLIGATIONS OF CAPNIA AND THE EXCLUSIVE REMEDY OF DISTRIBUTOR AND ITS CUSTOMERS, WITH RESPECT TO ANY ALLEGED PATENT, COPYRIGHT OR TRADEMARK INFRINGEMENT BY THE PRODUCTS OR ANY PART THEREOF.

18.2 Product Liability Indemnification - Capnia. Capnia shall at its own expense indemnify and hold harmless Distributor and its directors, officers, employees and agents, from and against

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third party claims for actual losses or damages, liabilities, penalties, demands, suits or actions, and related costs and expenses (including, without limitation, Distributor’s reasonable out-of-pocket expenses of investigation and recall, counsel fees, judgments and settlements) for injury to or death of any person or property damage or any other loss suffered or allegedly suffered by any person or entity and arising out of or otherwise in connection with any defect or alleged defect of the Products as sold by Capnia to Distributor under this Agreement (the “Claim”). Capnia will have sole control of any such Claim or settlement negotiations. Distributor agrees that Capnia will be relieved of the foregoing obligations unless Distributor notifies Capnia promptly in writing of such Claim, gives Capnia authority to proceed as contemplated herein, and gives Capnia proper and full information and assistance to settle and/or defend any such Claim.

19. USE OF CAPNIA TRADEMARKS/TRADE NAMES

19.1 Trademarks. Capnia, at its expense, shall seek registration of appropriate Capnia trademarks in the Territory. During the term of this Agreement, Distributor shall have the right to indicate to the public that it is an authorised Distributor of the Products and to advertise such Products under applicable trademarks, marks, and trade names of Capnia set forth in Exhibit F (“Capnia’s Trademarks”) and in the promotion and distribution of the Products; provided, however, that upon ninety (90) days prior written notice to Distributor, Capnia may substitute alternative marks for any or all of the Capnia’s Trademarks. All representations of Capnia’s Trademarks that Distributor intends to use shall first be submitted to Capnia for approval (which shall not be unreasonably withheld) of design, colour and other details or shall be exact copies of those used by Capnia. In addition, Distributor shall fully comply with all reasonable guidelines, if any, communicated by Capnia concerning the use of Capnia’s Trademarks.

19.2 Trademark Use. Distributor shall not alter or remove any of Capnia’s Trademarks affixed to the Products by Capnia or otherwise engage in any activity that would adversely affect the name, reputation, or goodwill of Capnia or the Products. Except as set forth in this Section 19, nothing contained in this Agreement shall grant or shall be deemed to grant to Distributor any right, title or interest in or to Capnia’s Trademarks. All uses of Capnia’s Trademarks will inure solely to Capnia and Distributor shall obtain no rights with respect to any of Capnia’s Trademarks, other than the right to distribute Products as set forth herein, and Distributor irrevocably assigns to Capnia all such right, title and interest, if any, in any of Capnia’s Trademarks. At no time during or after the term of this Agreement (except to the extent expressly disallowed by applicable law) shall Distributor challenge or assist others to challenge Capnia’s Trademarks or the registration thereof or attempt to register any trademarks, marks or trade names confusingly similar to those of Capnia, nor use any Capnia trademark as a business name, nor form a company whose name incorporates any Capnia trademark. Upon termination of this

Agreement, Distributor shall immediately cease to use all Capnia’s Trademarks and any listing by Distributor of Capnia’s name in any telephone book, directory, public record or elsewhere, shall be removed by Distributor as soon as possible, but in any event not later than the subsequent issue of such publication.

20.	LIMITATION OF LIABILITY AND DISTRIBUTOR / OEM INDEMNITY

20.1 No Consequential Damages. NOTWITHSTANDING ANY TERMS OF THIS AGREEMENT, IN NO EVENT SHALL EITHER PARTY BE LIABLE FOR LOST PROFITS, COST OF PROCUREMENT OF SUBSTITUTE GOODS, OR ANY OTHER SPECIAL, RELIANCE, INCIDENTAL, OR CONSEQUENTIAL DAMAGES INCURRED BY THE OTHER PARTY, HOWEVER CAUSED AND UNDER ANY THEORY OF LIABILITY WHETHER BASED IN CONTRACT, TORT (INCLUDING NEGLIGENCE), OR OTHERWISE. THE FOREGOING LIMITATIONS SHALL APPLY REGARDLESS OF WHETHER SUCH PARTY HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES AND NOTWITHSTANDING THE FAILURE OF ESSENTIAL PURPOSE OF ANY LIMITED REMEDY STATED HEREIN.

20.2 Distributor / OEM Indemnity. Distributor shall at its own expense indemnify and hold harmless Capnia and its directors, officers, employee and agents, from and against any and all third party claims, other than product liability claims referred to in Section 18.2, for losses, actual damages liabilities, penalties, suits or actions, and related reasonable costs and expenses (including, without limitation, Capnia’s expenses of investigation and recall, counsel fees, judgments and settlements) for any injury to or death of any person or property damage or other actual loss suffered by any person or entity and arising out of or resulting from the negligence, misconduct, bad faith, misrepresentation, false claim, failure to act or to refrain from acting where required to act, unauthorised repair or alteration of any Product, and the like of or by Distributor and its agents, employees, officers, directors, shareholders, partners (collectively, such claims, etc., referred to herein as “Damages Claim”), it being clearly acknowledged, understood and agreed that Distributor shall be held strictly liable for its conduct and shall fully indemnify Capnia from any Damages Claim as stated herein.

21. COMPLIANCE WITH LAWS

21.1 Laws and Regulations. Distributor agrees to comply with appropriate provisions of applicable laws and regulations relating to distribution of Products in the Territory. In addition Distributor will use reasonable best efforts to comply with other laws and regulations of regulatory bodies of which it is aware that relate to distribution of Products in the Territory. Distributor shall monitor the appropriate information sources closely for changes in such applicable laws, and other requirements in the Territory relating to the distribution of Products in the Territory, and notify Capnia promptly in writing of any and all such changes.

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21.2 Local Laws. The Distributor represents that it is and will remain in good standing in the Territory and will comply with local laws and regulations.

21.3 U.S. Foreign Corrupt Practices Act. Distributor warrants that in the performance of its obligations under this Agreement, Distributor will not act in any fashion or take any action which will render Capnia liable for a violation of the U.S. Foreign Corrupt Practices Act (“FCPA”), which prohibits the offering, giving or promising to offer or give, directly or indirectly, money or anything of value to any official of a government, political party or instrumentality thereof in order to assist Distributor or Capnia in obtaining or retaining business. Capnia shall have the right to immediately terminate this Agreement should Distributor make any payment which would violate the U.S. FCPA. Distributor shall indemnify and hold Capnia harmless, and hereby forever releases and discharges Capnia, from and against all losses, liabilities, damages and expenses (including reasonable attorneys’ fees and costs) resulting from Distributor’s breach of this Section 21.3.

21.4 Audits. Capnia reserves the right for it or its representatives to audit Distributor and to inspect Distributor’s facilities to confirm compliance with the obligations of this Agreement once a year, or at a frequency which is reasonably needed by Capnia to comply with applicable laws.

22. MISCELLANEOUS PROVISIONS

22.1 Independent Contractors. The relationship of Capnia and Distributor established by this Agreement is that of independent contractors, and neither party is an employee, agent, or partner of the other. No joint venture or agency relationship between the parties, whether expressed or implied, is created by this Agreement. All financial obligations associated with Distributor’s business are the sole responsibility of Distributor. Distributor hereby represents that it is a “going concern,” is legally incorporated, and complies with relevant Territory laws with respect to tax, social security, and the like, applicable to its employees. All sales and other agreements between Distributor and its customers are Distributor’s exclusive responsibility and will have no effect on Distributor’s obligations under this Agreement. Distributor shall be solely responsible for, and shall indemnify and hold Capnia free and harmless from, any and all claims, damages or lawsuits (including Capnia’s attorneys’ fees) arising out of the acts of Distributor, its employees or its agents.

22.2 Assignment. Distributor may not transfer or assign its rights or obligations (including sub-distributor rights) under this Agreement without the prior written consent of Capnia; provided, however, that Distributor shall have the right to appoint sub distributors for the distribution of Products in the Territory in accordance with Section 2.1. Subject to the foregoing sentence, this Agreement will be binding upon and inure to the benefit of the parties hereto, their successors and assigns. Successors of Capnia shall include any party which acquires Capnia or into which Capnia merges.

22.3 No Implied Waivers. The failure of either party at any time to require performance by the other of any provision hereof shall not affect the right of such party to require performance at any time thereafter, nor shall the waiver of either party of a breach of any provision hereof be taken or held to be a waiver of a provision itself.

22.4 Severability. If any provision of this Agreement is held to be invalid by a court of competent jurisdiction, then the remaining provisions will nevertheless remain in full force and effect. The parties agree to renegotiate in good faith those provisions so held to be invalid to be valid, enforceable provisions which provisions shall reflect as closely as possible the original intent of the parties, and further agree to be bound by the mutually agreed substitute provision.

22.5 Force Majeure. Except for payment of monies, neither party shall be liable for failure to fulfil its obligations under this Agreement or any purchase order issued hereunder or for delays in delivery due to causes beyond its reasonable control, including, but not limited to, acts of God, man-made or natural disasters, earthquakes, fire, riots, flood, material shortages, strikes, delays in transportation or inability to obtain labour or materials through its regular sources. The time for performance of any such obligation shall be extended for the time period lost by reason of the delay. In the event of excess demand for Products, Capnia may allocate the supply of Products among its customers in the manner it deems most appropriate.

22.6 Conflicting Terms. The parties agree that the terms and conditions of this Agreement shall prevail, notwithstanding contrary or additional terms, in any purchase order, sales acknowledgment, confirmation or any other document issued by either party effecting the purchase and/or sale of Products, unless the parties agree otherwise in writing. This Agreement is in the English language only, which language shall be controlling in all respects, and all versions hereof in any other language shall not be binding on the parties hereto.

22.7 Headings. Headings of paragraphs herein are inserted for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

22.8 Applicability of Terms. The provisions of this Agreement under which the liability of Capnia is excluded or limited shall not apply to the extent that such exclusions or limitations are declared illegal or void under the laws applicable in the Territory in which Products are sold, unless the illegality or invalidity is cured under the Territory governing laws.

22.9 Notice. All communications and notices to be made or given pursuant to this Agreement shall be in the English language. Any notice required or permitted to be given under this Agreement shall be delivered (i) by hand, (ii) by registered or certified mail, postage prepaid, return receipt requested, to the address of the other party first set forth above, or to such other address as a party may designate by written notice in accordance with this Section 22.9, (iii) by overnight courier, or (iv) by fax

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with confirming letter mailed under the conditions described in (ii) above. Notice so given shall be deemed effective when received, or if not received by reason of fault of addressee, when delivery is confirmed.

22.10 Entire Agreement. This Agreement contains the entire understanding of the parties with respect to the subject matter hereof and supersedes all prior agreements relating thereto, written or oral, between the parties. Amendments to this Agreement must be in writing, signed by the duly authorised officers of the parties.

22.11 Governing Law. This Agreement shall be governed by and construed under the laws of the State of California.

22.12	Arbitration. Any dispute or claim arising out of or in relation to this Agreement, or the interpretation, making, performance, breach or termination thereof, shall be finally settled by binding arbitration under Commercial Arbitration rules as presently in force in the jurisdiction whose governing law applies (“Rules”) and by a sole arbitrator appointed in accordance with said Rules. Judgment on the award rendered may be entered in any court of the Territory having jurisdiction thereof. The place of arbitration shall be agreed upon by both parties if applicable. Any monetary award shall be in USD and the arbitration shall be conducted in the English language. The parties may apply to any court of competent jurisdiction for temporary or permanent injunctive relief, without breach of this Section 22.12 and without any abridgment of the powers of the arbitrator. The prevailing party at any such arbitration or in any legal proceeding brought to enforce terms of this Agreement shall be entitled to an award of attorney’s fees and other costs of such arbitration or proceeding.

22.13	Quality Control – at Manufacturing

It is understood that Capnia and its manufacturing site will maintain all Quality systems in place and required certificates to enable the sale of all products in the global market. Where standards or certificates have not been obtained Capnia will apply for the necessary documentation for authorisation.

Attached Exhibits
Exhibit A:	Product List
Exhibit B:	Territory Definition
Exhibit C:	Sales Report Forms
Exhibit D:	Form of Purchase Order
Exhibit E:	Product Limited Warranty
Exhibit F:	CAPNIA Trademarks
Exhibit G:	CAPNIA Complaint Form
Exhibit H:	Stocking Options
Exhibit I:	Bemes Principle List

Distributor Agreement

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement effective as of the Effective Date.

Capnia by:

/s/ Anish Bhatnagar
Dr. Anish Bhatnagar – President & CEO, CAPNIA

January 26, 2016
Date

DISTRIBUTOR NAME. By:

/s/ Mark Spreitler
Mark Spreitler Title President Bemes Inc.

January 26, 2016
Date

Transfer and Distribution Agreement: United Sates of America Territory

Exhibit A

PRODUCT LIST

Effective Date is 01 February 2016 for the following Product(s):

“PRODUCT” refers to all models listed below

“ACCESSORY” refers to all parts, accessories and consumables listed below

Capnia Part Number	Capnia Catalogue Item
C20112	1) CoSense End-Tidal Monitor
20302	2) CoSense Sensor Module
3) Battery Charger and power cord, Type A
20605494	4) User Manual
C20112	Transfer Price, System Package (total of above) First 32 units Units thereafter
R20112	*CoSense Monitor W/PSS Rebate (With PSS Purchase at time of order)
Annual warranty, service, and sensor package, beginning in year 2, for up to 4 additional years
C20207	PSS Transfer Price (Precision Sampling Set)

Distributor Agreement

Transfer and Distribution Agreement: United Sates of America Territory

EXHIBIT B

DISTRIBUTOR TERRITORY

Abbreviation	State name
AL	Alabama
AK	Alaska
AZ	Arizona
AR	Arkansas
CA	California
CO	Colorado
CT	Connecticut
DE	Delaware
FL	Florida
GA	Georgia
HI	Hawaii
ID	Idaho
IL	Illinois
IN	Indiana
IA	Iowa
KS	Kansas
KY	Kentucky
LA	Louisiana
ME	Maine
MD	Maryland
MA	Massachusetts
MI	Michigan
MN	Minnesota
MS	Mississippi
MO	Missouri
MT	Montana
NE	Nebraska
NV	Nevada
NH	New Hampshire
NJ	New Jersey
NM	New Mexico
NY	New York
NC	North Carolina
ND	North Dakota
OH	Ohio
OK	Oklahoma
OR	Oregon
PA	Pennsylvania
RI	Rhode Island
SC	South Carolina
SD	South Dakota
TN	Tennessee
TX	Texas
UT	Utah
VT	Vermont
VA	Virginia
WA	Washington
WV	West Virginia
WI	Wisconsin
WY	Wyoming

Distributor Agreement

Transfer and Distribution Agreement: United Sates of America Territory

EXHIBIT C

DISTRIBUTOR SALES REPORT FORM

Sales during quarter ended [day/month/year]

Product Code	Serial No./ Batch No.	Date of Order	Contact Person

Rolling Forecast for next 6 months from [day/month/year]

Product Code	Feb	Mar	April	May	June	July	Total
Products to be identified in line with Exhibit A

INVENTORY SUMMARY AS OF XX/XX/201X

ITEM	CATALOG #	LOT #	QUANTITY

Distributor Agreement

Transfer and Distribution Agreement: United Sates of America Territory

EXHIBIT D

Form of Quote for Issuance of Purchase Orders

Distributor Agreement

Transfer and Distribution Agreement: United Sates of America Territory

EXHIBIT E

LIMITED PRODUCT WARRANTY

DISTRIBUTOR

Capnia warrants to the initial Purchaser (“Purchaser”) that each new Warranted Product, as defined below, purchased hereunder will be free from defects in workmanship and materials until the expiratory date details on each “Consumable Items” product. For “Capital Goods Purchase” Standard warranty is for 2 years after the date of initial shipment to Purchaser of the Product. Additional years of warranty up to five years after date of purchase of “Capital Goods Purchases” may be purchased by the Distributor as an accessory item, for the Product list of Exhibit A.

Warranted Product is defined as all Capnia Products, unless specifically accepted on the “Products” list of Exhibit A.

Distributor is responsible for providing warranty service and replacement directly to the customers in its territory, guided by terms and conditions specified by Capnia, but subject to the standard practices and customer service objectives of the distributor. Capnia’s only obligations under this limited warranty are limited to repair or replacement, at Capnia’s option and election according to its terms and conditions specified for each “Product”, of any Warranted Product (or part thereof) that Capnia reasonably determines to be covered by its limited warranty. Only returns or repairs authorized by an RMA number issued by Capnia to a Distributor are covered. Repair or replacement of Products under this limited warranty does not extend the Warranty Period on replacement goods sold to a distributor.

To request repair or replacement under this limited warranty, Distributors outside the United States should contact the Capnia customer service contact to determine if the Product is potentially replaceable or repairable under the terms and conditions of the warranty. If, on the basis of the information provided by Distributor, Capnia reasonably believes that the Warranted Product is covered by this limited warranty, Capnia will authorize Distributor (with an RMA number) to return the Warranted Product (or part thereof) to Capnia or its authorised service centre. Capnia shall determine whether to repair or replace Warranted Products and parts covered by this warranty. All returned Warranted Products or parts shall become the property of Capnia until such time the repaired or replaced product is shipped to the distributor. In the course of warranty service, Capnia may, but shall not be required to, make engineering improvements to the Warranted Product or part thereof.

SHIPPING PROCEDURES

If Capnia reasonably determines that a repair or replacement is covered by the warranty, Capnia shall bear the costs of shipping the loaner Product and the repaired or replacement Product to the Distributor. All other shipping costs shall be borne by Distributor. Risk of loss or damage during shipments under this warranty shall be borne by the party shipping the Product.

Products shipped by the Purchaser under this warranty shall be suitably packaged to protect the Product. If Purchaser ships a product to Capnia in unsuitable packaging, any physical damage present in the Product on receipt and inspection by Capnia (and not previously reported) will be presumed to have occurred in transit and will be the responsibility of the Purchaser.

EXCLUSIONS

This warranty does not extend to any Warranted Products or parts thereof: (a) that have been subject to misuse, neglect or accident, (b) that have been damaged by causes external to the Warranted Product, (c) that have been used in violation of Capnia’s instructions for use, (d) that have been attached to any accessory or attachment that has not been subject to Capnia’s control over quality of materials and design, (e) on which the serial number has been removed or made illegible, or (f) that have been modified by anyone other than Capnia or its authorised service centre, unless authorised prior to such service by Capnia.

THIS WARRANTY, TOGETHER WITH ANY OTHER EXPRESS WRITTEN WARRANTY THAT MAY BE ISSUED BY CAPNIA, IS THE SOLE AND EXCLUSIVE WARRANTY AS TO CAPNIA’s PRODUCTS, EXTENDS ONLY TO THE INITIAL PURCHASER AND IS EXPRESSLY IN LIEU OF ANY OTHER ORAL OR IMPLIED WARRANTIES INCLUDING WITHOUT LIMITATION ANY IMPLED WARRANTY OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE. CAPNIA SHALL NOT BE LIABLE FOR ANY INCIDENTAL, SPECIAL OR CONSEQUENTIAL LOSS, DAMAGE OR EXPENSE (INCLUDING, WITHOUT LIMITATION, LOST PROFITS) DIRECTLY ARISING FROM THE SALE, INABILITY TO SELL, USE OR LOSS OF USE OF ANY PRODUCT.

Distributor Agreement

Transfer and Distribution Agreement: United Sates of America Territory

EXHIBIT F

TRADEMARKS

Trademark
Capnia
CoSense
CoSense ETCO Monitor
Sensalyze
NeoForce
NeoPip
NeoNome
Serenz

Distributor Agreement

Transfer and Distribution Agreement: United Sates of America Territory

EXHIBIT G

Capnia Complaint / Adverse Event Form

IMPORTANT: Forward all Complaint / Adverse Event Forms to Regulatory within 24 hours of knowledge of complaint or event. Include date of occurrence. Please use one of the following notification methods:

•	FAX: 866-659-8949 or

•	Email: mailto: customercare@capnia.com

PRODUCT INFORMATION

Product

Model No.

Date of Occurrence

Serial/Lot No(s)

Report Originator

Phone No.

Facility Name

Contact

Title

Address

Phone No.

FAX No.

Event Date

Witness(es)

Witness(es) Function

Phone No.

PATIENT OR USER INFORMATION

Patient age or date of birth                                                  Weight

Intervention required?

Adverse event type (if applicable/ check all that apply)     ☐ Not Applicable

☐ Potential Safety Issue     ☐ Serious Injury     ☐ Death

Problem or Event Description:

Details:

Signature                                                                                                        Date

Distributor Agreement

Transfer and Distribution Agreement: United Sates of America Territory

EXHIBIT H

Stocking Options and Alternatives of Stocking the Product

1.	Stocking Distributor

a.	Distributor stocks product in anticipation of purchases and ships directly to their customer when an order is generated

b.	Capnia requires a quarterly forecast of stocking requirements .

c.	Distributor will process order using their inventory and will ship and invoice their customer directly

Distributor Agreement

Transfer and Distribution Agreement: United Sates of America Territory

Exhibit I

Bemes Principal List

Bemes	Jim Brandt

Medical Specialty Products	Mike Portzline

Sovereign Medical	Wayne Grooters

Medical Specialists	Duke Johns

Trail Ridge Products	Patrick Kelly

IMS	Gary McAndrew

Medical Dynamics	Bill Carmouche

Provider Medical	Shaun Coppock

Distributor Agreement

Exhibit 99.1

Press Release

Capnia Signs Exclusive Nationwide Distribution Agreement for CoSense®

Capnia and Bemes Enter Collaboration Targeting Hospitals and Physicians

REDWOOD CITY, Calif., Jan. 26, 2016 (GLOBE NEWSWIRE) — Capnia, Inc. (NASDAQ:CAPN), a diversified healthcare company that develops innovative diagnostics, devices and therapeutics addressing unmet medical needs, today announced that it has entered into an exclusive distribution agreement with Bemes, Inc., a leading medical equipment Master Distributor, to market and distribute the CoSense® End-Tidal Carbon Monoxide (ETCO) Monitor and Precision Sampling Sets (PSS).

Under the terms of the agreement, effective January 26, 2016, Bemes will have the exclusive right for sales, marketing, distribution and field service activities for CoSense in the United States. Bemes and its network of sub distributors will allow comprehensive nationwide distribution of CoSense with 44 sales representatives covering virtually every state. Bemes has placed orders for multiple CoSense monitors, as well as corresponding supplies of PSS in conjunction with the execution of the agreement.

“Bemes is a leading medical equipment sales channel with a strong go-to market capability and extensive relationships with top-tier hospitals throughout the United States. Their substantial on-ground presence and experience in distribution to neonatology centers will be critical for accelerating adoption of CoSense®,” said Anish Bhatnagar, MD, Chief Executive Officer of Capnia. “For over a decade, the American Academy of Pediatrics (AAP) has recommended the use of ETCO measurement to confirm the presence or absence of hemolysis in neonates and CoSense is the only commercially available device that can achieve this. With a world-class sales team and a demonstrated record of success in sales and marketing of innovative medical equipment, Bemes is the ideal partner to drive the long-term growth of CoSense and we look forward to a successful collaboration.”

“This agreement with Capnia is a key step in our pursuit of new commercial opportunities for high-growth areas, like neonatology, that can leverage Bemes’ extensive distribution capabilities,” said Mark Spreitler, President, Bemes, Inc.”CoSense represents a leading-edge tool to help hospitals and physicians non-invasively detect hemolysis using a simple breath test at the bedside. We see significant clinical value in CoSense and we look forward to using our broad commercial capabilities to advance this important product.”

About Capnia

Capnia, Inc. is a diversified healthcare company that develops innovative diagnostics, devices and therapeutics addressing unmet medical needs. Capnia’s lead commercial product, CoSense, is based on the Sensalyze™ Technology Platform. It is a portable, non-invasive device that rapidly and accurately measures carbon monoxide (CO) in exhaled breath. CoSense has 510(k) clearance for sale in the U.S. and has received CE Mark certification for sale in theEuropean Union. CoSense is used for the monitoring of CO from internal sources (such as hemolysis, a dangerous condition in which red blood cells degrade rapidly), as well as external sources (such as CO poisoning and smoke inhalation). The initial target market is newborns with jaundice that are at risk for hemolysis, comprising approximately three million births in the U.S. and European Union. The Company’s commercial, neonatology-focused product line also includes innovative pulmonary resuscitation solutions, including the NeoPIP™ Infant T-Piece Resuscitator and Universal T-Piece Circuit consumables. Capnia’s proprietary therapeutic technology uses nasal, non-inhaled CO2 and is being evaluated to treat the symptoms of allergies, as well as the trigeminally-mediated pain conditions such as cluster headache, trigeminal neuralgia and migraine.

Forward-Looking Statements

This press release contains forward-looking statements that are subject to many risks and uncertainties. Forward-looking statements include statements regarding our intentions, beliefs, projections, outlook, analyses or current expectations concerning, among other things, our sales, ongoing and planned product development, renewed focus on our therapeutic business and the success of this collaboration to support the adoption of CoSense.

We may use terms such as “believes,” “estimates,” “anticipates,” “expects,” “plans,” “intends,” “may,” “could,” “might,” “will,” “should,” “approximately” or other words that convey uncertainty of future events or outcomes to identify these forward-looking statements. Although we believe that we have a reasonable basis for each forward-looking statement contained herein, we caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and the development of the industry in which we operate may differ materially from the forward-looking statements contained in this presentation. As a result of these factors, we cannot assure you that the forward-looking statements in this presentation will prove to be accurate. Additional factors that could materially affect actual results can be found in Capnia’s Form 10-Q filed with the Securities and Exchange Commission on November 12, 2015, including under the caption titled “Risk Factors.” Capnia expressly disclaims any intent or obligation to update these forward looking statements, except as required by law.

Investor Relations Contact:

Michelle Carroll/Susie Kim

Argot Partners

(212) 600-1902

michelle@argotpartners.com

susan@argotpartners.com

Capnia, Inc.